UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of NSTAR on Form U-1)      CERTIFICATE PURSUANT TO
(File No. 70-9495)              )      RULE 24 UNDER THE PUBLIC
                                )      UTILITY HOLDING COMPANY
                                )      ACT OF 1935
                                )
                                )
                                )

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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended (the "Act"), NSTAR, a Massachusetts business trust, certifies that the acquisition by NSTAR of all of the issued and outstanding voting securities of (i) BEC Energy, a Massachusetts business trust and a public utility holding company exempt from all provisions of the Act (other than Section 9(a)(2)) under Section 3(a)(1) by order of the Securities and Exchange Commission (the "Commission"), and through such acquisition, BEC Energy's wholly owned subsidiaries, including Boston Edison Company and Harbor Electric Company, both Massachusetts corporations and electric utility companies (as defined in the Act) operating as such in the Commonwealth of Massachusetts and (ii) Commonwealth Energy System ("COM Energy"), a Massachusetts business trust and a public utility holding company exempt from all provisions of the Act (other than Section 9(a)(2)) under Section 3(a)(1) pursuant to Rule 2 under the Act, and through such acquisition, COM Energy's wholly owned subsidiaries including Cambridge Electric Light Company, Canal Electric Company, Commonwealth Electric Company and Medical Area Total Energy Plant, Inc., each Massachusetts corporations and electric utility

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companies  (as  defined in the Act)  operating  as such in the  Commonwealth  of
Massachusetts, and Commonwealth Gas Company, a Massachusetts corporation that operates as a gas utility company (as defined in the Act) in the Commonwealth of Massachusetts, as proposed in the Application to the Commission on Form U-1 (File No. 70-9495) of NSTAR and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27067, dated August 24, 1999, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Exhibits
                  F-2      "Past Tense" Opinion of Counsel


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, NSTAR has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NSTAR


                                   By:  /s/ Douglas S. Horan
                                            Name:  Douglas S. Horan
                                            Title: Senior Vice President -
                                                   Strategy, Law and Policy

Dated:   August 27, 1999

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